PRICING SUPPLEMENT NO. 8                       Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated April 20, 1993            Registration No. 33-61068
 and Prospectus Supplement
 dated April 28, 1993)


$125,000,000

Central Louisiana Electric Company, Inc.

Medium-Term Notes

Due From 9 Months to 30 Years From Date of Issue

Principal Amount . . . . . $10,000,000     Initial Redemption Date . . . . . Not Applicable

Original Issue Date. . . . January 3, 1996 Initial Redemption Percentage . . Not Applicable

Maturity Date. . . . . . . March 15, 2007  Annual Redemption Percentage
                                           Reduction . . . . . . . . . . . . Not Applicable

Price (As of % of
Principal Amount). . . . . 100%            Limitation Date . . . . . . . . . Not Applicable

Interest Rate. . . . . . . 6.53%           Refunding Rate. . . . . . . . . . Not Applicable

Agents' Commission (As a                   Form. . . . . . . . . . . . . . . X  Book-Entry Note
% of Principal Amount) . . 0.625%                                            _  Certified Note



Including the Medium-Term Notes issued pursuant to this Pricing Supplement, Central Louisiana Electric Company, Inc. (the "Company") has issued to date (i) $110,000,000 aggregate principal amount of Medium-Term Notes under the Prospectus and Prospectus Supplement to which this Pricing Supplement relates (the "Notes") at interest rates then in effect and (ii) $-0- aggregate principal amount of the Company's First Mortgage Bonds under the Prospectus to which this Pricing Supplement relates.

If an Initial Redemption Date has been specified above, the Notes will be redeemable as a whole or in part, in increments of $1,000 (provided that any remaining principal amount of any such Note shall be at least $100,000), on the Initial Redemption Date or on any date subsequent thereto, at the option of the Company upon not more than 60 nor less than 30 days prior notice, at the applicable redemption price set forth below, with accrued interest to the date of redemption; provided, however, that if a Limitation Date has been specified above, no Notes shall be redeemed prior to the Limitation Date specified above as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of monies borrowed having an interest cost to the Company (calculated in accordance with generally accepted financial practice) of less than the Refunding Rate specified above. The redemption price shall initially be the Initial Redemption Percentage specified above of the principal amount of the Notes to be redeemed and shall decline at each anniversary of the Initial Redemption Date by the Annual Redemption Percentage Reduction specified above of the principal amount to be redeemed until the redemption price is 100% of such principal amount.

First Chicago Capital Markets, Inc. offered the $10,000,000 aggregate principal amount of the Notes described herein pursuant to a Selling Agency Agreement dated December 14, 1995, the terms of which agreement are substantially similar to those contained in the Selling Agency Agreement described in the Prospectus Supplement to which this Pricing Supplement relates.




The date of this Pricing Supplement is December 15, 1995        Page 1 of 2

PRICING SUPPLEMENT  NO. 8
(To Prospectus dated April 20, 1993
 and Prospectus Supplement
 dated April 28, 1993)

The following selected financial information supplements the financial information appearing in and incorporated by reference into the Prospectus to which this Pricing Supplement relates.

                            SELECTED FINANCIAL INFORMATION

                (In thousands, except ratios, percentages and per share data)
                                Year ended December 31,


                                             1993             1994
                                            ------           ------
Statement of Income Data:
  Operating revenues. . . . . . . . . . . . $382,433         $379,603
  Operating income. . . . . . . . . . . . . $ 64,745         $ 70,430
  Income before interest charges. . . . . . $ 67,571         $ 71,417
  Net income. . . . . . . . . . . . . . . . $ 41,812         $ 45,043
  Primary net income per common share . . . $   1.78         $   1.92


                                              Year Ended December 31
                                         1990   1991   1992   1993   1994
                                         ----   ----   ----   ----   ----

Ratio of Earnings to Fixed Charges       2.84   2.99   3.16   3.30   3.35



                                              December 31, 1994
                                              -----------------
Capital Structure:
  First mortgage bonds. . . . . . . . . . . . $124,000     17.0%
  Medium-term notes . . . . . . . . . . . . .  165,000     22.7
  Other long-term debt(1)(2). . . . . . . . .   62,741      8.6
  Cumulative preferred stock(3) . . . . . . .   13,264      1.8
  Common shareholders' equity . . . . . . . .  363,027     49.9
                                              --------    -----
     Total capitalization . . . . . . . . . . $728,032    100.0%
                                              ========    =====
  Short-term debt . . . . . . . . . . . . . . $ 28,977
                                              ========

______________________

(1) Excludes current maturities of other long-term debt aggregating approximately $14.7 million.

(2) Includes approximately $61.3 million aggregate principal amount of continuously remarketed variable rate pollution control revenue bonds due 2018.

(3) Includes approximately $29.7 million of convertible preferred stock issued in April 1991 in connection with the establishment of an employee stock ownership plan, reduced by approximately $24.4 million of unearned compensation expense related to such employee stock ownership plan.


                                PLAN OF DISTRIBUTION

As used herein and in the Prospectus Supplement to which this Pricing Supplement relates, the term "Agents" shall mean Salomon Brothers Inc, CS First Boston Corporation and Smith Barney Inc.


                                                                  Page 2 of 2